March 8, 2013

Ms. Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Shinhan Financial Group Co., Ltd.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed April 30, 2012

Form 6-K filed November 26, 2012

Response dated November 9, 2012

File No. 001-31798

Dear Ms. Ciboroski:

We are writing in response to your letter, dated February 22, 2013, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F filed with the Commission on April 30, 2012 with respect to the fiscal year ended December 31, 2011, Form 6-K filed with the Commission on November 26, 2012 and our response letter dated November 9, 2012 in response to your letter dated September 27, 2012.

Our responses to the Staff’s comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates.

***********

Form 20-F for Fiscal Year Ended December 31, 2011

Notes to the Consolidated Financial Statements, page F-10

Interest Rate Risk Management from Non-Trading Positions, page F-46

1.	We note your response to prior comment 10 to our letter dated September 27, 2012 regarding your discussion of interest rate risk for your non-trading portfolio and the disclosure of non-trading positions for interest rate Value at Risk (VaR) and Earnings at Risk (EaR). Your response contained helpful clarifying information that we believe would be beneficial for inclusion in your future filings disclosure. Specifically, please address the following in your future filings:

•

Disclose that interest rate VaR and EaR represent the maximum amounts by which net assets and net interest income, respectively, may decrease or increase as of the dates indicated and that they have been computed based on the standardized guidelines proposed by the Basel Committee.

Securities and Exchange Commission	2	March 8, 2013

Response:

In response to the Staff’s comment, we undertake to add in future filings a disclosure substantially as follows:

“Interest rate VaR and EaR represent the maximum amounts by which net assets and net interest income, respectively, may decrease or increase as of the dates indicated and have been computed based on the standardized guidelines proposed by the Basel Committee.”

•	Disclose why interest rate VaR cannot be meaningfully compared to the ten-day 99% confidence-level based VaR for managing trading risk.

Response:

In response to the Staff’s comment, we undertake to add in future filings a disclosure substantially as follows:

“Interest rate VaR cannot be meaningfully compared to the ten-day 99% confidence level based VaR (“market risk VaR”) for managing trading risk principally because (i) the underlying assets are different (namely, non-trading interest-bearing assets as well as liabilities in the case of the interest rate VaR, compared to trading assets in the case of the market risk VaR), and (ii) interest rate VaR is sensitive to interest rate movements only while the market risk VaR is sensitive to interest rate movements as well as other elements such as foreign currency exchange rates, stock market prices and option volatility.

Even if comparison is being made between the interest rate VaR and the interest rate portion only of the market risk VaR, we still do not believe such comparison will be meaningful since the interest rate VaR examines the impact of interest rate movements on both assets and liabilities (which will likely have offsetting effects), whereas the interest rate portion of the market VaR examines the impact of interest rate movements on assets only.”

•	Provide clarifying disclosure explaining how VaR and EaR relate to each other and why differing trends exist between the two measures.

Securities and Exchange Commission	3	March 8, 2013

Response:

In response to the Staff’s comment, we undertake to add in future filings a disclosure substantially as follows:

“Interest rate VaR represents the maximum anticipated loss in a net present value calculation (computed as the present value of interest-earning assets minus the present value of interest-bearing liabilities), whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation (computed as interest income minus interest expenses) for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Therefore, interest rate VaR is a more expansive concept than interest rate EaR in that the former covers all interest-earning assets and all interest-bearing liabilities, whereas the latter covers only those interest-earning assets and interest-bearing liabilities that are exposed to interest rate volatility for a one-year period.

Hence, for interest rate VaRs, the duration gap (namely, the weighted average duration of all interest-earning assets minus the weighted average duration of all interest-bearing liabilities) can be a more critical factor than the relative sizes of the relevant assets and liabilities in influencing interest rate VaRs. In comparison, for interest rate EaRs, the relative sizes of the relevant assets and liabilities in the form of the “one year or less interest rate” gap (namely, the volume of interest-earning assets with maturities of less than one year minus the volume of interest-bearing liabilities with maturities of less than one year) is the most critical factor in influencing the interest rate EaRs.”

•	Disclose the interest rate shock scenarios considered in your VaR and EaR analysis.

Response:

In response to the Staff’s comment, we respectfully refer to our response previously provided under the first bullet point of Comment 1 and we undertake to add a disclosure substantially as set out therein in future filings.

•	Discuss the interest rate VaR and EaR limits you refer to at the top of page F-47.

Response:

In response to the Staff’s comment, we undertake to add in future filings a disclosure substantially as follows:

“The interest rate VaR limits are set as the sum of (i) the average of the monthly non-trading interest rate VARs as a percentage of interest-bearing assets over a period of one year and (ii) the standard deviation at the 99% confidence level (namely, 2.33 times the standard deviation of the monthly non-trading interest rate VARs as a percentage of interest-bearing assets).

Securities and Exchange Commission	4	March 8, 2013

The interest rate EaR limits are set at the maximum decrease in net interest income by (i) assuming that the estimated interest rate gap will expand to the maximum level of manageable (tolerable) situations and (ii) applying the interest rate shock scenario to the annual volatility of interest rates using past 10-year market interest rates.

On a monthly basis, we monitor whether the non-trading positions for interest rate VaR and EaR exceed their respective limits as described above.”

Financial Instruments Measured at Fair Value, page F-57

2.	We note your response to prior comment 11 regarding the discussion of the Level 3 instrument disclosures required by paragraph 27B(e) of IFRS 7. We note that these disclosures are required if the reasonably possible alternative assumptions would change fair value significantly, and significance is judged with respect to profit or loss, as well as total assets, total liabilities, and total equity, if applicable. We note from the example in your response related to a non-listed stock that the value based on a report prepared by an independent outside expert ranged from Won 5,704 per share to Won 70,448 per share, all based on a 95% confidence level. It would appear that this is the type of discussion and range of variability that is contemplated by the disclosure and is consistent with the principle of the standard so that investors can understand the judgment and range of variability that is used to determine the fair value of these instruments. Thus, to the extent that this example is representative of the variability of the instruments classified as Level 3, it would appear that changes in reasonably possible alternative assumptions would be significant to your profit or loss given the size of your Level 3 assets and liabilities relative to your net income. Thus, please advise, or revise your disclosures in future filings to provide the disclosures required by paragraph 27B(e) of IFRS 7 for all classes of instruments where changes in reasonably possible alternatives would change fair value significantly.

Response:

In response to the Staff’s comment, we note that the example used in our response to the comment letter dated September 27, 2012 was intended to show the price range based on a 95% confidence level, which is the price range under ‘almost all possible assumptions’, not the ‘reasonably possible alternative assumptions’ as required under paragraph 27B(e) of IFRS 7. We believe the price range would be significantly narrower if it were calculated using the reasonably possible alternative assumptions.

We have performed the preliminary analysis of whether changing one or more of the inputs to the reasonably possible alternative assumptions would significantly change the fair value measurements for Level 3 and concluded that fair value would not change significantly with respect to profit and total assets.

We will perform a more in-depth analysis and if the change becomes significant, we will include in future filings (as well as in interim financial statements required to be filed with domestic regulatory authorities) the disclosure required under paragraph 27B(e) of IFRS 7, which has subsequently been replaced by 93(h) IFRS 13.

Securities and Exchange Commission	5	March 8, 2013

Form 6-K Filed November 26, 2012

Note 3 – Significant Accounting Policies, page 11

3.	We note your disclosure that you started to record a synthetic option as a derivative contract since the third quarter of 2012 while it had been recorded comprising options separately. Your disclosure goes on to state that you have applied this change retrospectively, and accordingly have restated the comparative information of the statement of financial position, as well as certain line items on the income statement. Please clarify the guidance you relied upon prior to the change in accounting position and how the amounts were previously reflected in your financial statements (fair value, cost, etc.). As part of your response, please clarify if you view the change as a change in accounting position or as a correction of an error, along with the basis for your conclusion.

Response:

In response to the Staff’s comments, we note that we recorded certain synthetic options on a gross basis, but should have recorded them on a net basis. The options were incorrectly accounted for on a gross basis due to a system design deficiency in which the options were accounted for as separate, unconnected options.

We identified this system deficiency during the third quarter of 2012 and have retrospectively corrected prior year financial statements. We believe the restatement of prior year financial statements is a correction of an error, which will be clearly stated and included in our year-end financial statements.

However, we believe that this correction of an error is not material to the financial statements since the error resulted in an overstatement of assets of Won 76 billion (0.03% of total assets) as of December 31, 2011 and there was no impact on net income or comprehensive income.

Details of line items impacted by the error are as follows:

(In millions of won)	December 31, 2011
	Previous	Restated	Difference
Equity-related
Over the counter
Equity options
Assets	127,777	52,105	-75,672
Liabilities	98,394	22,722	-75,672

Net assets	29,383	29,383	—

Commodity-related
Over the counter
Equity options
Assets	3,863	3,850	-13
Liabilities	1,165	1,152	-13

Net assets	2,698	2,698	—

Securities and Exchange Commission	6	March 8, 2013

In note 3 to the consolidated interim financial statements, we stated on a gross basis that gain (loss) on valuation of derivatives and gain (loss) on derivative transactions decreased by Won 159,032 million and Won 827,796 million while gain (loss) on valuation of derivative and derivative transactions was presented on a net basis in note 34 thereto. There was not a misstatement of net trading income in either the consolidated statements of comprehensive income or footnotes thereto. The consolidated financial statements as of December 31, 2011 were presented on a net basis for the gain (loss) on valuation of derivatives and derivative transactions (see note 35).

(In millions of won)	September 31, 2011
	Previous	Restated	Difference
Gains (losses) on valuation of derivatives, net	(383,258)	(383,258)	—

Gains (losses) on derivative transactions, net	(21,432)	(21,432)	—

The following tables show details of the correction if we had presented the gain (loss) on valuation of derivatives and gain (loss) on derivative transactions on a gross basis.

(In millions of won)	September 31, 2011
	Previous	Restated	Difference

Gains (losses) on valuation of derivatives, net:	(383,258)	(383,258)	—

Gains on valuation of derivatives	2,052,792	1,893,760	(159,032)
Losses on valuation of derivatives	(2,436,050)	(2,277,018)	159,032

Gains (losses) on derivative transactions, net:	(21,432)	(21,432)	—

Gains on derivative transactions	3,952,724	3,124,928	(827,796)
Losses on derivative transactions	(3,974,156)	(3,146,360)	827,796

***********

In connection with the above comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	7	March 8, 2013

Please do not hesitate to contact myself at 822-6360-3071 or our external counsel, Jin Hyuk Park of Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger.

Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Jung Kee Min
Name:	Jung Kee Min
Title:	Chief Financial Officer